EFES

07024169

File: 082-04144

June 1, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

SEC RECEIVED PROCESSING JUN - 2007 WASH, D.C. 160 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of 1Q2007 unaudited consolidated financial statements and the consolidated financial statements as of and for the period ending 31.03.2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JUN 11 2007
THOMSON FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 6/7

![EFES logo]

FOR GENERAL RELEASE TO THE PUBLIC
May 30th, 2007

ANADOLU EFES HAS RELEASED ITS UNAUDITED CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE PERIOD ENDED 31.03.2007

GOOD START TO YEAR: GROWTH IN TOP LINE & PROFITS

Consolidated Sales Volume
(million hl)



5,2
17%
6,1
1Q2006
1Q2007
Beer
Soft Drinks

- **Consolidated sales volume (including beer and soft drink volumes) at 6.1 million hectoliters ("mhl") in 1Q2007; up 17%**

- **Total beer sales volume at 3.8 million hectoliters in 1Q2007; up 23%**

- **Total soft drink sales volume at 80 million unit cases; up 10%**

Consolidated Sales Revenue
million YTL



424
25%
531
1Q2006
1Q2007

- **Consolidated Revenues at YTL 531 million in 1Q2007; up 25%**

Consolidated Cash Operating Profit ("COP")
million YTL



83
30%
109
1Q2006
1Q2007

- **Consolidated Cash Operating Profit (COP) at YTL 109 million; up 30%**

Net Income
million YTL



24
62%
40
1Q2006
1Q2007

- **Net Income at YTL 40 million, up 62%**

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

COMPANY OVERVIEW

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI") that manages international beer operations and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI") that manages the Coca-Cola bottling businesses in Turkey and international markets.

• The Group currently operates in 12 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 33 million hectoliters, malting capacity of 236,500 tons and Coca-Cola bottling capacity of 573 million unit cases per year.

CONSOLIDATION PRINCIPLES



• The consolidated interim financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached interim financial statements in this announcement comprise the unaudited income statements for the periods ended 31.03.2007 and 31.03.2006 as well as the unaudited balance sheet as of 31.03.2007 and audited balance sheet as of 31.12.2006. Figures for both periods are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

•CCI, in which Anadolu Efes holds 50.3% stake as of 31.03.2007 is proportionately consolidated in Anadolu Efes' financial results as per Anadolu Efes' shareholding (51.2% as of 31.03.2006).

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES CONSOLIDATED RESULTS

Total Beer Sales Volume


mhl
23%
3,1
3,8
1Q2006
1Q2007

Total Soft Drink Sales Volume


m u/c
10%
73
80
1Q2006
1Q2007

Breakdown of Sales Revenue


CCI
30%
TR Beer
36%
EBI
34%

Breakdown of COP


CCI
16%
EBI
19%
TR Beer
65%

Anadolu Efes recorded a total sales volume (including beer and soft drinks) growth of 17% in 1Q2007 over the comparable period of previous year.

Total beer sales volume increased by 23% in 1Q2007 by reaching 3.8 mhl, whereas total soft drink sales volume increased by 10% by reaching 80 million unit cases.

In the first three months of 2007, our consolidated net sales revenue reached YTL 531 million, increasing by 25%. Sales revenue growth ahead of sales volume growth was mainly attributable to the average price increases in Turkey beer operations as well as favorable package and brand mix impact in both beer and soft drink businesses. Sales revenue was also positively affected by the appreciation of local currencies in international markets.

In the first quarter of 2007, our consolidated gross profit increased 36% over the comparable period of previous year and reached YTL 267 million. As a result of effective cost management and economies of scale, cost of sales declined as a percentage of net sales revenue and accordingly our gross profit margin in 1Q2007 expanded to 50% from 46% in 1Q2006.

As a result of increased operating profitability in all lines of business in 1Q2007, our consolidated profit from operations increased by 33% and reached YTL 53 million, while the profit from operations margin increased to 10%. Our consolidated COP increased by 30% in 1Q2007 over the comparable period of previous year and reached YTL 109 million resulting in a COP margin expansion of 90 basis points to 20%.

Our consolidated net income increased by 62% in 1Q2007 over comparable period of previous year as a result of strong operating performance as well as the positive impact of the decrease in corporate tax rate from 30% to 20% in Turkey.

As of 31.03.2007 our consolidated net financial debt was YTL 824 million.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

TURKEY BEER RESULTS

Sales Volume*
(million hl)


3%
1,5
1,5
1Q2006
1Q2007

* Including export sales voume

Sales Revenue
(million YTL)


14%
168
192
1Q2006
1Q2007

In the first three months of 2007, domestic sales volume of our Turkey beer operations increased by 4% over the comparable period of previous year and reached 1.4 mhl; also positively impacted by above average temperatures in Turkey.

Including the export sales volume of our Turkey beer operations in the first quarter of 2007, the total sales volume of our Turkey beer operations grew by 3% over 1Q2006 and reached 1.5 mhl.

Net sales revenue of our Turkey beer operations increased by 14% over the comparable period of previous year and reached YTL 192 million. The growth in net sales revenue was ahead of sales volume, mainly due to the increase in average prices as well as the increased variety of premium products in total sales with the inclusion of three new brands, "Efes Ice", "Gusta" and "Mariachi" in our product portfolio.

Gross profit of our Turkey beer operations in the first three months of 2007 increased by 19% over the comparable period of previous year as a result of effective cost management, bringing the gross profit margin to 66% from 63% in 1Q2006.

Despite certain increase in sales and marketing expenses in the first three months of 2007 due to new product launches, profit from operations in 1Q2007 increased to YTL 54 million by increasing 24% over the comparable period of previous year, consequently bringing the profit from operations margin to 28% from 26% in 1Q2006.

In the first three months of 2007, our Turkey beer operations delivered a COP of YTL 73 million, indicating an increase of 21% over the compable period of previous year. The COP margin in 1Q2007 increased to 38% from 36% in 1Q2006.

In the first quarter of 2007, net financial debt of our Turkey beer operations was higher than in 1Q2006 resulting in an increase in interest expenses in the period. The increase in interest expenses was fully offset by the foreign exchange gain in the period, resulting in a net financial gain.

In the first quarter of 2007, our Turkey beer operations delivered a net income of YTL 41 million, indicating a decrease of 23% over the comparable period of previous year. The decrease is mainly attributable to the change of the timing of the dividend income from CCI, which was received in 1Q2006 last year, but in May 2007 this year.

As of 31.03.2007, our Turkey beer operations had a net financial debt of YTL 128 million, which is mainly composed of the USD 200 million syndication loan with a 3 year term, which was sourced in November 2006.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

INTERNATIONAL BEER CONSOLIDATED RESULTS (EFES BREWERIES INTERNATIONAL)

Sales Volume
(million hl)


42%
1,6
2,3
1Q2006
1Q2007

Geographical Breakdown of Sales Volume


SERBIA 4%
MOLDOVA 9%
KAZAKHSTAN 8%
RUSSIA 79%

Sales Revenue
(million USD)


46%
87
126
1Q2006
1Q2007

Geographical Breakdown of Sales Revenue


SERBIA 3%
MOLDOVA 7%
KAZAKHSTAN 12%
RUSSIA 78%

Our international beer operations are conducted by EBI, incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70% subsidiary of Anadolu Efes and currently manages its brewing operations through 10 breweries and 4 malteries in 4 countries.

The consolidated sales volume increased by 42% over the same period of previous year and reached 2.3 million hectoliters in 1Q2007. Growth in 1Q2007 is achieved despite the exclusion of Interbrew Efes Brewery in Romania and, in addition to strong performances in the operating markets, is impacted by the inclusion of the KV Group in the operating results.

EBI's revenue growth in 1Q2007 has surpassed its volume growth. Consolidated revenues increased by 46% in the first three months of 2007 over the same period of previous year, by reaching USD 126 million.

EBI's gross profit in 1Q2007 reached USD 57 million, by increasing 49% over 1Q2006. Gross Profit margin in 1Q2007 improved to 45%, despite the increases in certain raw material prices.

EBI has improved its profit from operations significantly, delivering a profit from operations of USD 2 million in 1Q2007 versus a loss from operations of USD 3 million in 1Q2006.

EBITDA for the period more than doubled to USD 16 million. EBITDA margin has also improved from 9% in 1Q2006 to 12% in 1Q2007.

Although the seasonality effect conduces the Q1 results to have lower operating profitability leading to net loss figures in the previous periods and in 1Q2007, EBI has been able to improve its bottom line versus 1Q2006 in spite of increased financial expenses.

The primary source of the Net Financial Debt of EBI is a three year syndicated term loan amounting to USD 300 million utilized in September 2006. In 1Q2007, EBI's Net Financial Debt was USD 362 million.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

COCA-COLA İÇECEK CONSOLIDATED RESULTS

• CCI is the largest bottler and distributor, by volume, of non-alcoholic commercial beverages in Turkey and conducts Coca-Cola bottling operations in Central Asia and the Middle East. Anadolu Efes is the largest shareholder of CCI with 50.3% stake[1].


Sales Volume
(million u/c)
10%
73
80
1Q2006
1Q2007


Sales Revenue
(million YTL)
17%
274
322
1Q2006
1Q2007

• In the first three months of 2007, CCI's consolidated sales volume increased by 10% to 80 million unit cases. Sales volumes grew in all operating markets, also positively impacted by the new package launches in the period.

• CCI's consolidated sales revenue increased to YTL 322 million in 1Q2007, growing 17% over the comparable period of previous year. Sales revenue growth, ahead of sales volume growth is mainly due to the increase in average local prices and the favorable impact of improved package mix as well as the appreciation of local currencies in international markets.

• In the first three months of 2007, CCI's profit from operations increased by 49% and reached YTL 14 million with an improved profit from operations margin of 4%.

• CCI's EBITDA margin also improved by 10 basis points and was at 12%, whereas EBITDA reached YTL 37 million in 1Q2007.

• In the first three months of 2007, CCI's consolidated net income increased by 22% over the comparable period of previous year and reached YTL 4 million.

• As of 31.03.2007, CCI had a net financial debt position of YTL 409 million.

(1) *Anadolu Efes' shareholding in CCI was 51.2% in 2006, prior to the completion of CCI's merger with Efes Invest on December 25th, 2006. Accordingly CCI's figures for 1Q2006 are consolidated as per 51.2% shareholding of Anadolu Efes.*

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES

Consolidated Interim Income Statement For the Periods Ended 31.03.2007 and 31.03.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/3	2007/3
SALES VOLUME (million hectoliters)	5,2	6,1
NET SALES	**424,4**	**530,7**
Cost of Sales (-)	(227,7)	(264,0)
GROSS OPERATING PROFIT	**196,8**	**266,6**
Operating Expenses (-)	(156,6)	(213,4)
PROFIT FROM OPERATIONS	**40,1**	**53,3**
Other Income	15,1	23,0
Other Expense(-)	(7,8)	(13,4)
Financial Expense(-)	(10,6)	(13,6)
OPERATING INCOME	**36,8**	**49,3**
Net Monetary Gain/(Loss)	-	-
Minority Interest	3,4	1,8
INCOME BEFORE TAX	**40,2**	**51,1**
Income Tax	(15,8)	(11,6)
NET INCOME	**24,4**	**39,5**
CASH OPERATING PROFIT (COP)	**83,2**	**108,6**

Note 1: CCI's consolidated financial results including Efes Invest, are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 51.2% and 50.3% shareholding in CCI for the periods ended 31.03.2006 and 31.03.2007, respectively.

Note 2: Interbrew Efes Brewery in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: COP comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

ANADOLU EFES
Consolidated Balance Sheet as of 31.03.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	31.03.2007		31.12.2006	31.03.2007
Cash & Cash Equivalents	392,7	413,8	Short Term Borrowings (net)	301,0	307,7
Available for Sale Securities (net)	44,0	46,7	Current Portion of Long Term Borrowings (net)	169,5	156,8
Trade Receivables (net)	349,7	375,1	Lease Obligations (net)	0,3	0,2
Due from Related Parties (net)	2,2	3,4	Trade Payables (net)	134,8	153,9
Other Receivables (net)	82,4	92,3	Due to Related Parties (net)	28,0	29,2
Inventories (net)	304,5	340,2	Advances Received	1,4	2,4
Other Curent Assets	36,6	36,9	Provisions	10,7	18,2
			Other Current Liabilities (net)	259,3	390,6
Total Current Assets	**1.212,0**	**1.308,4**	**Total Current Liabilities**	**905,1**	**1.058,9**
Other Receivables (net)	6,9	10,6	Long Term Borrowings (net)	742,4	819,7
Investments (net)	7,2	6,9	Lease Obligations (net)	0,3	0,2
Positive/Negative Goodwill (net)	900,8	896,3	Provisions	31,5	34,4
Property, Plant and Equipment (net)	1.534,8	1.563,0	Deferred Tax Liability	38,1	33,1
Intangible Assets (net)	268,9	265,8	Other Non-Current Liability (net)	229,0	87,3
Deferred Tax Assets	19,3	19,8			
Other Non-Current Assets	11,4	11,0	**Total Non-Current Liabilities**	**1.041,3**	**974,6**
			Minority Interest	341,1	338,4
Total Non-Current Assets	**2.749,2**	**2.773,5**	**Total Equity**	**1.673,6**	**1.710,1**
Total Assets	**3.961,1**	**4.081,9**	**Total Liabilities and Shareholders' Equity**	**3.961,1**	**4.081,9**

Note 1: CCI's consolidated financial results including Efes Invest, are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50,3% shareholding in CCI.

Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value as "available for sale securities" in Anadolu Efes' consolidated balance sheet.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

TURKEY BEER OPERATIONS

Consolidated Interim Income Statement For the Periods Ended 31.03.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/3	2007/3
Sales Volume (million hectolitres)	**1,5**	**1,5**
NET SALES	**167,8**	**191,6**
GROSS OPERATING PROFIT	**106,4**	**126,8**
PROFIT FROM OPERATIONS	**43,5**	**54,0**
Financial Income/ Expense(net)	(2,0)	(6,3)
OPERATING INCOME	**65,6**	**51,4**
Minority Interest	0,0	0,0
INCOME BEFORE TAX	**65,6**	**51,4**
Income Tax	(12,3)	(10,2)
NET INCOME	**53,4**	**41,1**
CASH OPERATING PROFIT (COP)	**60,7**	**73,5**

Note : Cash Operating Profit ("COP") comprises of Profit from Operations(excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

TURKEY BEER OPERATIONS

Highlighted Balance Sheet Items as of 31.03.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	31.03.2007
Cash, cash equivalents and available for sale securities	170,5	225,5
Trade receivables, net	205,6	208,4
Inventories, net	83,6	85,5
Total current assets	**481,7**	**539,5**
Investments, net	1.209,6	1.209,6
Property, plant and equipment, net	284,8	288,5
Total non-current assets	**1.511,4**	**1.517,6**
Trade payables	34,7	44,1
Other payables	83,9	94,9
Short-term borrowings, net (including current portion of long-term debt and lease obligations)	137,6	134,2
Total current liabilities	**268,2**	**290,7**
Long-term debt, net (including lease obligations)	223,2	218,8
Total non-current liabilities	**333,9**	**332,6**
Minority Interests	-	-
Shareholder's Equity	**1.390,9**	**1.433,8**
Total Liabilities and Shareholders' Equity	**1.993,0**	**2.057,1**

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
May 30th, 2007

INTERNATIONAL BEER OPERATIONS (EBI)
Consolidated Interim Income Statement For the Periods Ended 31.03.2007 and 31.03.2006
Prepared In Accordance with IFRS
(million USD)

	2006/3	2007/3
Volume (million hectoliters)	1,6	2,3
NET SALES	86,8	126,5
GROSS OPERATING PROFIT	38,1	56,9
PROFIT FROM OPERATIONS	(3,2)	1,8
Financial Income/(Expense), Net	(1,9)	(6,2)
PROFIT BEFORE TAX	(5,1)	(4,3)
Income Tax	(1,1)	0,0
PROFIT AFTER TAX	(6,2)	(4,3)
Minority Interest	0,7	0,1
NET PROFIT	(5,5)	(4,2)
EBITDA	7,8	15,7

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: Figures for EBI are obtained from consolidated interim financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)
Highlighted Balance Sheet Items as of 31.03.2007 and 31.12.2006
Prepared In Accordance with IFRS
(million USD)

	31.12.2006	31.03.2007
Cash and cash equivalents	163,9	110,7
Trade receivables	49,6	52,4
Inventories	97,9	116,8
Total current assets	371,3	352,1
Property, plant and equipment, net	628,6	643,9
Intangible assets, net (including goodwill)	515,0	521,3
Prepayments and other non-current assets	2,2	1,6
Total non-current assets	1.158,0	1.179,9
Trade and other payables	145,8	241,2
Short-term borrowings (including current portion of long-term debt and lease obligations)	160,5	163,4
Total current liabilities	330,1	430,6
Long-term debt, net (including lease obligations)	311,1	308,9
Total non-current liabilities	427,3	320,7
Minority Interests	9,3	9,2
Shareholder's Equity	762,7	771,5
Total Liabilities and Shareholder's Equity	1.529,3	1.532,0

Note 1: Figures for EBI are obtained from consolidated interim financial statements prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: çiçek.usakligil@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
May 30th, 2007

SOFT DRINK OPERATIONS (CCI)

Consolidated Interim Income Statement For the Periods Ended 31.03.2007 and 31.03.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/3	2007/3
Volume(m U/C)	**72,6**	**79,8**
Net Sales	274,5	321,7
Gross Profit	**76,2**	**118,4**
Profit from Operations	**9,6**	**14,3**
Financial Expense	(7,0)	(6,0)
Other Income	8,9	11,1
Operating Income	**6,3**	**7,2**
Minority Interest	0,3	(0,2)
Income Before Tax	**6,7**	**7,0**
Income Tax	(3,1)	(2,7)
Net Income	3,5	**4,3**
EBITDA	31,6	**37,3**

Note 1: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 2: Figures for CCI are obtained from consolidated financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)

Highlighted Balance Sheet Items as of 31.03.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	31.03.2007
Cash and cash equivalents and investments in securities	55,6	147,3
Trade receivables (net)	137,5	180,9
Inventory (net)	165,9	186,3
Total current assets	**406,9**	**557,7**
Property, plant and equipment, net	721,8	761,9
Intangible assets (including goodwill)	309,9	304,2
Other non- current assets	8,6	9,7
Total non-current assets	**1.051,3**	**1.085,8**
Short term borrowings (including current portion of Long Term Borrowings and lease obligations)	214,1	208,7
Trade and other payables	105,0	110,1
Total current liabilities	**388,1**	**393,5**
Long Term Borrowings (including lease obligations)	163,6	347,8
Total non-current liabilities	**204,0**	**386,9**
Total Equity and Minority Interest	**866,1**	**863,0**
Total Liabilities and Shareholder's Equity	**1.458,2**	**1.643,5**

Note 1: Figures for CCI are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB regulations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)

tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

Convenience Translation of Financial Statements
Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Consolidated Interim Financial Statements As of March 31, 2007

TABLE OF CONTENTS

CONSOLIDATED INTERIM BALANCE SHEET
As at March 31, 2007

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	**Unaudited** **March 31, 2007**	Audited December 31, 2006
ASSETS			
Current Assets		**1.308.371**	1.211.985
Cash and Cash Equivalents	4	**413.782**	392.674
Available for Sale Securities (net)	5	**46.723**	43.989
Trade Receivables (net)	7	**375.106**	349.679
Lease Receivables (net)		-	-
Due from Related Parties (net)	9	**3.414**	2.188
Other Receivables (net)	10	**92.283**	82.406
Biological Assets (net)		-	-
Inventories (net)	12	**340.186**	304.497
Receivables from Continuing Construction Contracts (net)		-	-
Deferred Tax Asset		-	-
Other Current Assets	15	**36.877**	36.552
Non-Current Assets		**2.773.544**	2.749.162
Trade Receivables (net)		-	-
Lease Receivables (net)		-	-
Due from Related Parties (net)		-	-
Other Receivables (net)	10	**10.641**	6.858
Investments (net)	16	**6.929**	7.193
Positive/Negative Goodwill (net)	17	**896.337**	900.767
Investment Property (net)		-	-
Property, Plant and Equipment (net)	19	**1.562.961**	1.534.786
Intangible Assets (net)	20	**265.844**	268.895
Deferred Tax Asset	14	**19.849**	19.291
Other Non-Current Assets	15	**10.983**	11.372
Total Assets		**4.081.915**	3.961.147

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM BALANCE SHEET
As at March 31, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Unaudited March 31, 2007	Audited December 31, 2006
LIABILITIES			
Current Liabilities		**1.058.864**	905.071
Short-term Borrowings (net)	6	**307.653**	300.954
Current Portion of Long-term Borrowings (net)	6	**156.839**	169.512
Lease Obligations (net)	6, 8	**215**	270
Other Financial Liabilities (net)		-	-
Trade Payables (net)	7	**153.850**	134.798
Due to Related Parties (net)	9	**29.153**	28.029
Advances Received	21	**2.361**	1.428
Deferred Income from Continuing Construction Contracts		-	-
Provisions	23	**18.187**	10.731
Deferred Tax Liability		-	-
Other Liabilities (net)	10	**390.606**	259.349
Non-Current Liabilities		**974.608**	1.041.340
Long-term Borrowings (net)	6	**819.701**	742.437
Lease Obligations (net)	6, 8	**169**	325
Other Financial Liabilities (net)		-	-
Trade Payables (net)		-	-
Due to Related Parties (net)		-	-
Advances Received		-	-
Provisions	23	**34.372**	31.480
Deferred Tax Liability	14	**33.068**	38.124
Other Liabilities (net)	15	**87.298**	228.974
MINORITY INTEREST	24	**338.388**	341.128
EQUITY		**1.710.055**	1.673.608
Issued Capital	25	**112.877**	112.877
Treasury Shares		-	-
Capital Reserves	26	**413.674**	413.674
Share Premium			-
Income on Common Stock Disposals			-
Revaluation Fund			-
Financial Assets Value Increment Fund			-
Adjustment to Equity		**413.674**	413.674
Profit Reserves		**116.482**	119.552
Legal Reserves	27	**50.190**	50.190
Statutory Reserves			
Extraordinary Reserves	27	**80.241**	80.241
Special Reserves	5, 27	**28.119**	26.404
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Issued Capital		-	-
Currency Translation Differences		**(42.068)**	(37.283)
Net Income		**39.517**	269.020
Accumulated Profits		**1.027.505**	758.485
Total Liabilities and Equity		**4.081.915**	3.961.147

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM INCOME STATEMENT
For the three-month period ended March 31, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	**Unaudited March 31, 2007**	Unaudited March 31, 2006
OPERATING REVENUE			
Sales (net)	33, 36	**530.667**	424.406
Cost of Sales (-)	36	**(264.038)**	(227.650)
Service Income (net)		-	-
Other income from operations, (net)		-	-
GROSS OPERATING PROFIT		**266.629**	196.756
Operating Expenses (-)	37	**(213.376)**	(156.615)
PROFIT FROM OPERATIONS		**53.253**	40.141
Other Income	38	**23.043**	15.084
Other Expense (-)	38	**(13.356)**	(7.812)
Financial Expenses (-)	39	**(13.628)**	(10.595)
OPERATING INCOME		**49.312**	36.818
Monetary gain / (loss)	40	-	-
Minority Interest	24	**1.800**	3.427
INCOME BEFORE TAX		**51.112**	40.245
Income Tax	41	**(11.595)**	(15.834)
NET INCOME		**39.517**	24.411
EARNINGS PER SHARE (FULL YTL)	42	**0,00035**	0,00022

The accompanying notes form an integral part of these consolidated interim financial statements.

Convenience Translation of Financial Statements Originally Issued in Turkish

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the three-month period ended March 31, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Historical Issued Capital	Adjustment To Equity	Legal and Extraordinary Reserves	Special Reserves	Currency Translation Differences	Net Income	Accumulated Profits	Total Equity
Balance at December 31, 2005	**112.877**	**413.674**	**68.025**	**(6.925)**	**(116.091)**	**290.590**	**622.784**	**1.384.934**
Transfer of net income to the accumulated profits	-	-	-	-	-	(290.590)	290.590	-
Currency translation differences	-	-	-	-	9.488	-	-	9.488
Securities value increase fund	-	-	-	10.011	-	-	-	10.011
Net income for the year	-	-	-	-	-	24.411	-	24.411
Balance at March 31, 2006	**112.877**	**413.674**	**68.025**	**3.086**	**(106.603)**	**24.411**	**913.374**	**1.428.844**
Transfer of net income to the reserves	-	-	62.406	-	-	104.927	(167.333)	-
Dividend paid	-	-	-	-	-	(104.927)	-	(104.927)
Currency translation differences	-	-	-	-	77.539	-	-	77.539
Gain recognized in income statement due to sale of joint venture	-	-	-	-	(8.219)	-	-	(8.219)
Securities value increase fund	-	-	-	(6.297)	-	-	-	(6.297)
Reserve for shares of associates	-	-	-	29.615	-	-	-	29.615
Gain on sale of shares of joint venture	-	-	-	-	-	-	12.444	12.444
Net income for the year	-	-	-	-	-	244.609	-	244.609
Balance at December 31, 2006	**112.877**	**413.674**	**130.431**	**26.404**	**(37.283)**	**269.020**	**758.485**	**1.673.608**
Transfer of net income to the accumulated profits	-	-	-	-	-	(269.020)	269.020	-
Currency translation differences	-	-	-	-	(4.785)	-	-	(4.785)
Securities value increase fund	-	-	-	1.715	-	-	-	1.715
Net income for the year	-	-	-	-	-	39.517	-	39.517
Balance at March 31, 2007	**112.877**	**413.674**	**130.431**	**28.119**	**(42.068)**	**39.517**	**1.027.505**	**1.710.055**

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the three-month period ended March 31, 2007
(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

	Notes	Unaudited March 31, 2007	Unaudited March 31, 2006
Cash flows from operating activities			
Net profit before income tax and minority interest		**49.312**	36.818
Adjustments for:			
Depreciation and amortization expenses	19, 20, 33, 44	**49.428**	39.798
(Gain) / loss on sale of property, plant and equipment, net	38	**40**	(707)
Provision for retirement pay liability	23, 33	**2.569**	1.461
Provision for vacation pay liability	33	**1.922**	1.199
Foreign exchange (gain) / loss raised from loans, net	39	**(11.410)**	(949)
Interest expense	39, 44	**22.292**	11.026
Interest income	38, 44	**(8.403)**	(5.564)
Syndication loan expense		**921**	-
Loss from derivative financial instruments	39	**1.320**	-
(Income) / loss from associates, net	16, 38	**212**	60
Gain on sale of soft-drink trademarks	38	**(5.211)**	-
Other (income) / expense, net		-	(2)
Operating profit before changes in operating assets and liabilities		**102.992**	83.140
Change in trade receivables, net		**(25.427)**	(15.624)
Change in due from related parties, net		**(1.227)**	(1.171)
Change in inventories, net		**(35.690)**	(44.909)
Change in other assets, other liabilities and provisions, net		**14.156**	10.290
Change in trade payables, net		**19.052**	62.770
Change in due to related parties, net		**1.125**	(1.244)
Vacation and retirement pay liability paid		**(1.684)**	(767)
Taxes paid		**(1.076)**	(9.803)
Net cash provided by operating activities		**72.221**	82.682
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets	19, 20	**(89.259)**	(87.086)
Proceeds from sale of property, plant and equipment and intangible assets		**4.623**	1.262
Acquisition of associates and subsidiaries, net of cash acquired		-	(639.635)
Gain on sale of soft-drink trademarks	38	**5.211**	-
Cash payment for acquired shares		**(47.053)**	-
Net cash used in investing activities		**(126.478)**	(725.459)
Cash flows from financing activities			
Proceeds from short-term and long-term debt		**266.150**	663.427
Repayment of short-term and long-term debt		**(169.443)**	(120.553)
Interest paid		**(28.412)**	(4.403)
Interest received		**7.655**	5.835
Net cash provided by financing activities		**75.950**	544.306
Net increase / (decrease) in cash and cash equivalents		**21.693**	(98.471)
Currency translation differences on cash and cash transactions		**(1.285)**	10.083
Cash and cash equivalents at the beginning of the period		**391.808**	348.048
Cash and cash equivalents at the end of the period	4	**412.216**	259.660

The accompanying notes form an integral part of these consolidated interim financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES

General

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (a Turkish corporation, Anadolu Efes, the Company) was established in İstanbul in 1966. Certain shares of Anadolu Efes are listed on the İstanbul Stock Exchange (ISE).

The registered office address of the Company is located at Bahçelievler Mahallesi Adnan Kahveci Bulvarı No: 5 Bahçelievler - İstanbul.

The Group consists of the Company, its subsidiaries and joint ventures.

The consolidated interim financial statements of the Group are approved by the Chief Financial Officer and Finance Director as to be presented on May 30, 2007. General Assembly and specified regulatory bodies have the right to make amendments on statutory financial statements after presentation.

Nature of Activities of the Group

The operations of the Group consist of production, bottling, distribution and selling of beer under a number of trademarks and production, bottling, distribution and selling of soft drinks under Coca-Cola trademark. The Group owns and operates fifteen beer factories (five in Turkey and ten in other countries), five malt production facilities (two in Turkey, three in Russia), ten Coca-Cola bottling plants (five in Turkey and five in other countries) and one natural spring water bottling plant (in Turkey). The Group has a joint control over Coca-Cola İçecek A.Ş. (CCİ), which undertakes the bottling and distribution facilities of the Coca-Cola Products in Turkey, Central Asia and Middle East.

In addition, the Group has also minority stake over a Coca-Cola bottling company in Turkmenistan, namely Turkmenistan Coca-Cola Bottlers Ltd. (Turkmenistan CC) and a malt production company in Russia.

List of Shareholders

As of March 31, 2007 and December 31, 2006, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2007		December 31, 2006	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**34.887**	**30,91**	34.887	30,91
Özilhan Sınai Yatırım A.Ş.	**19.720**	**17,47**	19.720	17,47
Anadolu Endüstri Holding A.Ş. (AEH)	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.417**	**43,78**	49.417	43,78
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Subsidiaries

The subsidiaries included in the consolidation and their effective shareholding rates at March 31, 2007 and December 31, 2006 are as follows:

Subsidiary	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % March 31, 2007	Effective Shareholding and Voting Rights % December 31, 2006
Efes Breweries International N.V. (EBI) (1)	The Netherlands	Facilitating investments in breweries	Beer	**70,22**	70,22
ZAO Moscow-Efes Brewery (Efes Moscow)	Russia	Production and marketing of beer	Beer	**63,79**	63,79
OAO Amstar (Amstar)	Russia	Production of beer	Beer	**63,79**	63,79
Rostov Beverages C.J.S.C. (Efes Rostov)	Russia	Production of beer	Beer	**63,79**	63,79
ZAO Efes Entertainment (Efes Entertainment)	Russia	Service sector	Beer	**64,76**	64,76
OAO Krasny Vostok Solodovpivo (KV Group) (2)	Russia	Production and marketing of beer	Beer	**65,20**	65,20
ZAO Siberian Brewery Company (2)	Russia	Production of beer	Beer	**68,48**	68,48
OOO Vostok Solod (2)	Russia	Production of malt	Beer	**65,20**	65,20
OOO KV-Invest (2)	Russia	Finance	Beer	**65,20**	65,20
OOO T'sentralny Torgovy Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
ZAO Moskovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
ZAO Samarskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
ZAO Saratovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
ZAO Ufimskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Barnaulskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Volgogradskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Voronezhskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Ekaterinburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Kemerovskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Krasnodarskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Krasnoyarskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Kurskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Nizhegorodskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Nizhnekamskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Novosibirskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Omskii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Permskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Sankt-Peterburgskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Tomskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
OOO Chelyabinskii Torgovyii Dom (2)	Russia	Sales company	Beer	**65,20**	65,20
J.S.C. Efes Karaganda Brewery (Efes Karaganda)	Kazakhstan	Production and marketing of beer	Beer	**70,22**	70,22
Efes Vitanta Moldova Brewery S.A. (EfesVitanta)	Moldova	Production and marketing of beer, soft drinks, low alcoholic drinks and mineral water	Beer	**67,76**	67,76
Efes Weifert Brewery d.o.o. (Efes Weifert)	Serbia	Production and marketing of beer	Beer	**63,87**	63,87
Efes Zajecar Brewery d.o.o. (Efes Zajecar)	Serbia	Production and marketing of beer	Beer	**51,23**	51,23
Efes Commerce d.o.o. Belgrade (Efes Commerce)	Serbia	Production and marketing of beverages	Beer	**70,22**	70,22
Efes Romania Industrie Si Comert S.A. (ERIC)	Romania	Distribution of beer	Beer	**70,23**	70,23
Efes Productie S.R.L. (Efes Productie)	Romania	Distribution of beer	Beer	**79,18**	79,18
Brewery Pivdenna C.J.S.C. (Efes Ukraine)	Ukraine	Production and marketing of beer	Beer	**70,22**	70,22
Euro-Asian Brauerein Holding GmbH (Euro-Asian)	Germany	Investment company of EBI	Beer	**70,22**	70,22
Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Ef-Pa)	Turkey	Marketing and distribution company of the Group in Turkey	Beer	**100,00**	100,00
Tarbes Tarım Ürünleri ve Besicilik Sanayi Ticaret A.Ş. (Tarbes)	Turkey	Providing hops (major ingredient of beer) to the breweries of the Group	Beer	**99,75**	99,75
Anadolu Efes Dış Ticaret A.Ş. (Aefes Dış Ticaret)	Turkey	Foreign trade	Beer	**99,62**	99,62
Cypex Co. Ltd. (Cypex)	Turkish Republic of Northern Cyprus	Marketing and distribution of beer	Beer	**99,99**	99,99
Anadolu Efes Technical and Management Consultancy N.V. (AETMC)	Antilles, The Netherlands	Providing technical assistance	Beer	**99,75**	99,75
Efes Holland Technical Management Consultancy B.V. (EHTMC)	The Netherlands	Providing technical assistance	Beer	**99,75**	99,75

(1) Shares of EBI are currently traded on the London Stock Exchange.
(2) These companies have been acquired in February 2006 as "KV Group" by EBI and included in the scope of consolidation by then. Refer to Note 32 for detailed information.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 1. GROUP'S ORGANIZATION AND NATURE OF ACTIVITIES (continued)

List of Joint Ventures

The joint ventures included in the consolidation and their effective shareholding rates at March 31, 2007 and December 31, 2006 are as follows:

Joint Venture	Country	Principal Activity	Segment	Effective Shareholding and Voting Rights % March 31, 2007	December 31, 2006
Coca-Cola İçecek A.Ş. (1)	Turkey	Production, bottling, of Coca-Cola products	Soft Drink	50,26	50,26
Coca-Cola Satış Dağıtım A.Ş. (CCSD)	Turkey	Distribution and selling of Coca-Cola products	Soft Drink	50,25	50,25
Mahmudiye Kaynak Suyu Ltd. Şti. (Mahmudiye)	Turkey	Filling and selling of natural spring water	Soft Drink	50,25	50,25
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership (Almaty CC)	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	43,97	43,97
Tonus Closed Joint Stock Company (Tonus)	Kazakhstan	Investment company of CCİ	Soft Drink	46,31	46,31
Azerbaijan Coca-Cola Bottlers LLC (Azerbaijan CC)	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	45,18	45,18
Coca-Cola Bishkek Bottlers Closed Joint Stock Company (Bishkek CC)	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distributions of Efes products	Soft Drink	45,23	45,23
Efes Invest Holland B.V. (Efes Holland)	The Netherlands	Investment company of CCİ	Soft Drink	50,26	50,26
The Coca-Cola Bottling Company of Iraq FZCO (JV Dubai)	United Arabic Emirates	Investment company of CCİ	Soft Drink	25,13	25,13
CC Beverage Limited (2)	Iraq	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	15,08	-
The Coca-Cola Bottling Company of Jordan Ltd. (Jordan CC)	Jordan	Production, bottling, distribution and selling of Coca-Cola products	Soft Drink	45,23	45,23
Efes Sınai Dış Ticaret A.Ş. (EST)	Turkey	Foreign trade	Soft Drink	50,50	50,50

(1) Shares of CCİ are currently traded on ISE.

(2) CC Beverage Limited has been established in February 6, 2007 in Iraq which is joint venture of CCİ where CCİ's effective shareholding rate is 30%.

Environments and Economic Conditions of Foreign Subsidiaries and Joint Ventures

Certain countries, in which consolidated subsidiaries and joint ventures are operating, have undergone substantial, political and economical changes in recent years. Accordingly such markets do not possess well-developed business infrastructures and the operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures' ability to operate commercially.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The consolidated interim financial statements of the Group have been prepared in accordance with accounting and reporting standards as prescribed by Turkish Capital Market Board (CMB). The CMB has issued Communiqué No. XI-25 "Communiqué on Accounting Standards in Capital Markets" which sets out a comprehensive set of accounting principles. In this Communiqué, the CMB stated that, as an alternative, application of accounting standards prescribed by the International Accounting Standards Board (IASB) and the International Accounting Standards Committee (IASC) will also be considered to be compliant with the CMB Accounting Standards.

Since the CMB has declared with the decision taken on March 17, 2005 that application of inflation accounting is no longer required for companies operating in Turkey which are reporting in accordance with CMB Accounting Standards effective from January 1, 2005, consolidated financial statements are lastly restated as of December 31, 2004.

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

The consolidated interim financial statements have been prepared under the alternative application defined by the CMB as explained above and are presented using the compulsory standard formats as prescribed by the CMB.

The Group companies, which operate in Turkey, maintain their books of account and prepare their statutory financial statements in YTL in accordance with the Generally Accepted Accounting Principles in Turkey promulgated by CMB; and Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The foreign subsidiaries and joint ventures maintain their books of account and prepare their statutory financial statements in their local currencies and in accordance with the rules and regulations of the countries in which they operate.

In December 2000, ERIC and Efes Productie adopted a plan of liquidation and as a result changed their basis of accounting, from the going-concern basis to a liquidation basis.

The consolidated interim financial statements have been prepared from statutory financial statements of the Group and presented with adjustments and certain reclassifications for the purpose of fair presentation in accordance with the formats required by the CMB Accounting Standards.

Functional and Reporting Currency

The measurement and presentation currency of the Company is YTL.

As a result of the structure of subsidiaries and joint ventures located in foreign countries and the fact that some foreign subsidiaries and joint ventures transact more of their business in EURO or USD than in any other currency, those foreign subsidiaries or joint ventures have adopted EURO or USD as their measurement currencies.

Measurement and Reporting Currencies of Foreign Subsidiaries and Joint Ventures:

Subsidiary or Joint Venture	National Currency	Measurement Currency	
		2006	2005
EBI	EURO	USD	USD
Efes Moscow	Russian Ruble (RUR)	RUR	RUR
Amstar	RUR	RUR	RUR
Efes Rostov	RUR	USD	USD
KV Group	RUR	RUR	RUR
Efes Karaganda	Kazakh Tenge (KZT)	KZT	KZT
Efes Vitanta	Moldovan Leu (MDL)	MDL	MDL
Efes Weifert (*)	Serbian Dinar (RSD)	RSD	RSD
Efes Zajecar (*)	RSD	RSD	RSD
Efes Holland	EURO	USD	USD
Almaty CC	KZT	USD	USD
Azerbaijan CC	Manat	USD	USD
Bishkek CC	Kirghiz Som (KGS)	USD	USD
Jordan CC	Jordanian Dinar	USD	USD
AETMC	EURO	EURO	EURO
EHTMC	EURO	EURO	EURO
Efes Ukraine, Euro-Asian, ERIC, Efes Commerce, Efes Productie, JV Dubai, Efes Entertainment, Tonus and other	Various	Various	Various

(*) New name of the Serbian National Currency is Serbian Dinar (RSD) which is formerly Yugoslavian Dinar (YUM).

NOTE 2. BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (continued)

Comparative Information

To be consistent with current year presentation, inflation adjustment differences in legal and extraordinary reserves are totally presented in consolidated balance sheet as "adjustment to equity" amounting to YTL 106.215 and YTL 30.301, respectively (Note 26 - 27 - 28).

Offsetting

Financial assets and liabilities are offset and the net amount reported in the consolidated financial statements when there is a legally enforceable right to set-off the recognized amounts and there is an intention to settle on a basis or realize the assets and settle the liabilities simultaneously.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, Anadolu Efes, and its subsidiaries and joint ventures drawn up to reporting date. The financial statements of the companies included in the consolidation have been prepared based on the accounting policies and presentation formats adopted by the Group in accordance with the CMB Accounting Standards.

Subsidiaries are companies in which Anadolu Efes has the power to exercise more than 50% of the voting rights relating to the shares in the companies as a results of shares owned directly and/or indirectly by itself or although not having the power to exercise more than 50% of the voting rights, exercises control in order make to profit from the operations of companies through the exercise of actual dominant influence over the financial and operating policies. Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity.

The equity and net income attributable to minority shareholders' interests of subsidiaries are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Investments in associates are undertakings over which the Group generally has between 20% and 50% of the voting rights and the Group has significant influence and which are not subsidiaries or joint ventures of the Group. The Group's investments in associates are accounted for using the equity method.

The purchase method of accounting is used for acquired business. Subsidiaries, joint ventures or investment in associates, acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents comprise of cash in hand, bank deposits and short-term investments, which can easily be converted into cash for a known amount, has high liquidity with maturities of 3 months or less. The amounts paid under the reverse repurchase agreements are included in the cash and cash equivalents.

3.2 Available for Sale Securities

All available for sale securities are initially recognized at cost, considered reflecting the fair value and including all expenses incurred during purchase.

The following valuation of financial assets classified as available for sale after the first recognition is based on market price. The gain or loss due to change in the market price, until the related security is sold, converted to the cash or disposed with another way or is exposed to impairment, is presented as a separate item under shareholders' equity, after this date, accumulated fair value adaptations are related with income and loss applications. Interest amount, calculated by using the effective interest method over the values of the available for sale securities is accounted as interest income. The dividends gained are presented under the dividends revenue on the date of acquisition. The fair values of available for sale securities that are traded in active markets are determined with the fair value in the market at the balance sheet date.

Other long term financial assets, like government bonds are presented in the financial statements with the values discounted by the effective interest rates in the periods after the date of acquisition. The discounted value is calculated by taking into consideration the factors like discount or paid premium appearing during acquisition.

All the acquisitions and disposals of the available for sale securities are recorded to accounts at the date of obligation of the Group for purchasing or selling the asset.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.3 Trade Receivables and Provision for Doubtful Receivables

Trade receivables that are originated by the Group by the way of providing goods or services generally have 5-90 day terms. Trade receivables are recognized at original invoice amount and carried at amortized cost less an allowance for any uncollectible amounts.

The allowance for doubtful receivables is realized when there is objective evidence that receivable can not be collected and is charged as an expense in the consolidated financial statements. The allowance is the difference between the carrying amount and the recoverable amount, being all cash flows, including amounts recoverable from guarantees and collaterals.

3.4 Related Parties

Parties are considered to be related if one party directly or indirectly has the ability to control the other party or exercise significant influence over the other party in making the financial and operating decisions or be the associate of the group. Related parties also include individuals that are principle owners, management and members of the Group's board of directors and their families. Due from and due to related parties are carried at cost. Related party transactions are transfers of resources, services or obligations between related parties, regardless of whether a price is charged.

3.5 Inventories

Inventories, including work-in-process are valued at the lower of cost and net realizable value, after provision for obsolete items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost is determined primarily on the basis of weighted average cost method. For processed inventories, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity. Unrealizable inventory has been fully written off.

3.6 Investments

a) Available for Sale Financial Assets

The Group has classified its financial assets as "available-for-sale" in accordance with International Accounting Standards (IAS) 39 "Financial Instruments". Financial assets, intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates are classified as available-for-sale. These financial assets are included in non-current assets unless management has the intention of holding the investment for less than twelve months from the balance sheet date, or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its financial assets at the time of the purchase and re-evaluates such designation on a regular basis.

All investments are initially carried at cost, being the fair value of the consideration given and including acquisition changes associated with the investment. After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date and positive or negative valuation differences of investments, which are measured at fair value, have been recognized under equity in "special reserves" as "securities value increase fund" in the consolidated balance sheet.

Investments classified as available for sale investments, that do not have a quoted market price in an active market and whose fair value can not be reliably measured by alternative valuation methods, are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.6 Investments (continued)

b) Investment in Associates

The investments in associates are carried at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value in the consolidated balance sheet.

The consolidated income statement reflects the Group's share of the results of operations of the associates. The Group's investment in associates includes goodwill on acquisition, which is disclosed separately in the consolidated financial statements and treated in accordance with the accounting policy for goodwill stated in the accounting policy for goodwill.

3.7 Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of a subsidiary, associate or joint venture at the date of acquisition. Until December 31, 2004, goodwill arose from the acquisitions before March 31, 2004 was being amortized on a straight-line basis over its useful economic life up to a presumed maximum of 20 years. Starting from January 1, 2005, the goodwill arising from the business combinations before March 31, 2004 is ceased to be amortized on a straight-line basis in accordance with International Financial Reporting Standards (IFRS) 3 "Business Combinations".

Goodwill is reviewed at least annually for possible impairment and when events and changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortization and any impairment in value.

In accordance with IFRS 3, the Group does not amortize the goodwill arising from the business combinations after March 31, 2004, such goodwill is reviewed and adjusted for impairment where it is considered necessary.

3.8 Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is computed on straight-line method over the following estimated useful lives:

Buildings and land improvements	10-50 years
Machinery and equipment	4-15 years
Office equipment	4-15 years
Furniture and fixtures	3-15 years
Motor vehicles	5-10 years
Returnable bottles and cases	5 years
Other tangible assets	2-14 years

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.8 Property, Plant and Equipment (continued)

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

The Group companies, which operate in Turkey, account for returnable bottles in property, plant and equipment. Deposit liabilities relating to such returnable bottles are reflected in other liabilities. The Group sells its products also in non-returnable bottles. For such sales, there is no deposit obligation of the Group.

Expenses for repair and maintenance of property, plant and equipment are normally charged to the income statement. They are, however, capitalized and depreciated through the estimated useful life of the property, plant and equipment in exceptional cases if they result in an enlargement or substantial improvement of the respective assets.

3.9 Intangible Assets

Intangible assets acquired separately from a business are capitalized at cost.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill, if the fair value can be measured reliably. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. Intangible assets with indefinite useful life, formed in the financial statements in accordance with purchase method, are not subject to amortization.

The carrying values of intangible assets are reviewed for impairment at least annually when events or changes in circumstances indicate that the carrying value may not be recoverable.

The cost of acquisition of new software is capitalized and treated as an intangible asset if these costs are not an integral part of the related hardware. Software is amortized on a straight-line basis over 1 to 5 years.

3.10 Deferred Tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.10 Deferred Tax (continued)

Deferred tax assets and deferred tax liabilities related to income taxes levied by the same taxation authority are offset accordingly.

3.11 Borrowings

All borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the obligations related with the borrowings are removed.

3.12 Leases

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

3.13 Employee Benefits / Employee Termination Benefits

a) Defined Benefit Plans

In accordance with existing social legislation in Turkey, the Group Companies operating in Turkey is required to make lump-sum termination indemnities to each employee who has completed over one year of service with the Group and whose employment is terminated due to retirement or for reasons other than resignation or misconduct.

In the consolidated financial statements the Group has reflected a liability using the Projected Unit Credit Method and based upon estimated inflation rates and factors derived using the Group's experience of personnel terminating their services and being eligible to receive such benefits and discounted by using the current market yield at the balance sheet date on government bonds.

b) Defined Contribution Plans

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are paid.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.14 Provisions, Contingent Assets and Liabilities

a) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

b) Contingent Assets and Liabilities

Contingent liabilities are not recognized in the consolidated financial statements, but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements, but disclosed when an inflow of economic benefits is probable.

3.15 Foreign Currency Translations

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to the income statement of the associated period, as foreign currency loss or gain.

Foreign currency translation rates used by the Group's subsidiaries and joint ventures in Turkey as of respective period-ends are as follows:

Date	USD / YTL (full)	EURO / YTL (full)
March 31, 2006	1,3427	1,6211
December 31, 2006	1,4056	1,8515
March 31, 2007	1,3801	1,8383

The assets and liabilities of foreign subsidiaries and joint ventures are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries and joint ventures are translated at average exchange rates. Differences resulting from the deviation between the values of investment related to equity accounts of consolidated subsidiaries and joint ventures and the appreciation of foreign currencies against the New Turkish Lira were taken to equity as "currency translation differences".

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate of balance sheet date. On disposal of a foreign entity, currency translation differences are recognized in the income statement as a component of the gain or loss on disposal.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.16 Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

The following specific recognition criteria must also be met before revenue is recognized:

a) Sale of Goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

b) Services

Revenue from rendering services is recognized by reference to the stage of completion when it can be measured reliably. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the associated expenses that are recoverable.

c) Other

Interest income is recognized as the interest accrues. Dividend income is recognized when the right to collect the dividend is established.

3.17 Borrowing Costs

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds and are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use.

3.18 Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to such grants, and that the grants will be received. They are recognized to income over the period to match them with the related costs that they are intended to compensate. Income relating to government grants is recognized as a deduction from the appropriate expense.

3.19 Financial Risk Management and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise funds for the Group's operations. Besides, The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments can be identified as foreign currency risk, credit risk, interest rate risk, price risk, credit risk and liquidity risk. The board/management reviews and agrees policies for managing each of these risks. The Group also monitors the market price risk arising from all financial instruments. Related policies can be summarized as follows:

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

a) Foreign currency risk

Foreign currency risk arises from the EURO and USD denominated assets and liabilities of the Group. The Group has transactional currency exposures. Such exposures arise from sales or purchases or borrowings by the Group in currencies other than the Group's measurement currency. The Group manages foreign currency risk by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities.

b) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The Group manages interest rate risk by using natural hedges that arise from offsetting interest rate of assets and liabilities or derivative financial instruments.

c) Price risk

This is a combination of currency, interest and market risks which the Group manages through natural hedges that arise from offsetting the same currency receivables and payables, interest bearing assets and liabilities. Market risk is closely monitored by the management using the available market information and appropriate valuation methods.

d) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group attempts to control credit risk by monitoring credit exposures, limiting transactions with specific counterparties and continually assessing the creditworthiness of the counterparties.

Concentrations of credit risk arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographic location.

The Group seeks to manage its credit risk exposure through diversification of sales activities to avoid undue concentrations of risks with individuals or groups of customers in specific locations or businesses. The Group also obtains guarantees from the customers when appropriate.

e) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

f) Fair Values

Fair value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm's length transaction. The optimum fair value of a financial instrument is the quoted market value, if any.

The financial assets and liabilities which are denominated in foreign currencies are evaluated by the foreign exchange rates prevailing on the date of balance sheet which approximate to market rates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.19 Financial Risk Management and Policies (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument of the Group for which it is practicable to estimate a fair value:

i) Financial Assets

The fair values of certain financial assets carried at cost in the consolidated financial statements, including cash and cash equivalents plus the respective accrued interest and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying value of trade receivables along with the related allowance for unearned income and uncollectibility are estimated to be their fair values.

ii) Financial Liabilities

Trade payables and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature. The bank borrowings are stated at their amortized costs and transaction costs are included in the initial measurement of loans and bank borrowings. The fair value of bank borrowings are considered to state their respective carrying values since the interest rate applied to bank loans and borrowings are updated periodically by the lender to reflect active market price quotations. The carrying value of trade payables along with the related allowance for unrealized cost is estimated to be their fair values.

3.20 Derivative Financial Instruments and Hedging Activities

The Group utilizes derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from financial activities. Derivative financial instruments are recognized initially at cost and subsequent to initial recognition, they are valued at fair value in the consolidated financial statements. The Group's derivate financial instruments are forward and interest rate swap agreements.

The Group utilizes hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Gain or loss arising from hedging instruments is recognized as "gain or loss from derivative financial instruments" in the consolidated income statement and the difference between the fair values of these instruments and the statutory values at the reporting date is recognized on the related asset or liability.

3.21 Segment Reporting

A business segment is a distinguishable component of an entity that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments.

A geographical segment is a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3.22 Earnings Per Share

Earnings per share in the consolidated income statements are calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the year.

In Turkey, companies can increase their share capital by making distribution of free shares to existing shareholders from inflation adjustment to shareholders equity. For the purpose of the earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding change in resources by giving them retroactive effect for the period in which they were issued and each earlier period.

3.23 Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of balance sheet date. Actual results may vary from the current estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

NOTE 4. CASH AND CASH EQUIVALENTS

	March 31, 2007	December 31, 2006
Cash on hand	**1.915**	520
Bank accounts		
- Time deposits	**357.323**	316.429
- Demand deposits	**52.978**	74.798
Other	**1.566**	927
	413.782	392.674

As of March 31, 2007 cash deposits at banks of YTL 65.936 is pledged by Group as collateral for credit facilities of subsidiaries (December 31, 2006 - YTL 72.260).

As of March 31, 2007 and 2006, the cash and cash equivalents presented in the consolidated cash flow statements are as follows:

	March 31, 2007	March 31, 2006
Cash and cash equivalents	**413.782**	259.959
Interest income accruals (-)	**(1.566)**	(299)
Cash and cash equivalents in cash flow	**412.216**	259.660

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 5. AVAILABLE FOR SALE SECURITIES

	March 31, 2007	December 31, 2006
Alternatifbank A.Ş. shares	**42.670**	40.865
Investment funds	**3.744**	2.803
Government bonds	**309**	321
	46.723	43.989

On November 23, 2006, Ef-Pa has signed an agreement with Alpha Bank located in Greece on sale of 7,46% of shares of Alternatifbank A.Ş. (Alternatifbank). Related 7,46% of shares will be sold in the following periods with a cash consideration of million USD 32,5, approximately, after obtaining necessary authorizations with the certain pre-conditions.

Shares of Alternatifbank are traded on the ISE, and the Group carried the shares of Alternatifbank at fair value in the consolidated interim financial statements. As a result of the valuation, gain amounting to YTL 1.805 (December 31, 2006 – gain amounting to YTL 5.087) is netted off by the deferred tax effect amounting to YTL 90 (December 31, 2006 – YTL 1.373) and recognized under equity in "special reserves" as "securities value increase fund" in the consolidated interim balance sheet.

Investment funds and government bonds are valued at its market value at the balance sheet date.

NOTE 6. BORROWINGS

As of March 31, 2007, total borrowings consist of principles (finance lease obligations included) amounting to YTL 1.272.841 (December 31, 2006 – YTL 1.194.453) and interest expense accrual amounting to YTL 11.736 (December 31, 2006 – YTL 19.045).

As of March 31, 2007, YTL 91.517 (December 31, 2006 – YTL 100.994) of the total borrowings are secured with the followings:

Related with EBI and its' subsidiaries;

- Cash collaterals amounting to YTL 64.466 (December 31, 2006 – YTL 70.405).
- Efes Moscow's and Efes Karaganda's immovable and movable properties, including inventory balances; the assignment of the rights regarding insurance coverage in respect of the Efes Moscow's and Efes Karaganda's property, 43% of the Efes Moscow shares and all shares of Efes Karaganda on hand. As of March 31, 2007, related borrowings are totally amounting to YTL 27.051 (December 31, 2006 – YTL 30.589).
- According to the loan agreement signed with EBRD, Efes Karaganda's dividend distributions to EBI, which is in the position of its shareholder, are dependent on EBRD's approval.

Related with CCİ, its' subsidiaries and joint ventures;

- Certain PP&E amounting to YTL 1.709 (December 31, 2006 – YTL 1.740).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

As of March 31, 2007 and December 31, 2006, total amount of borrowings and the effective interest rates are as follows:

	March 31, 2007			December 31, 2006		
		Fixed rate	Floating rate		Fixed rate	Floating rate
Short-term						
Borrowings						
YTL denominated borrowings	21.860	18,4% - 20,8%	-	37.473	19,3% - 20,8%	-
Foreign currency denominated borrowings (USD)	113.838	5,7% - 8,0%	Libor+0,5% - 2,8%	108.879	1,0% - 8,0%	Libor+0,5% - 2,8%
Foreign currency denominated borrowings (EURO)	30.928	4,3% - 5,3%	Euribor+2,5% - 2,95%	29.524	4,3% - 5,3%	Euribor+2,5% - 2,95%
Foreign currency denominated borrowings (Other)	141.027	6,6% - 8,3%	Ruribor+0,24%	125.078	7,9% - 11,5%	Ruribor+0,24%
	307.653			300.954		
Short-term portion of long term borrowings						
Foreign currency denominated borrowings (USD)	156.503	5,9% - 6,4%	Libor+0,55% - 3,65%	169.183	5,9% - 6,4%	Libor+0,55% - 3,65%
Foreign currency denominated borrowings (EURO)	336	-	Euribor+0,55% - 0,9%	329	-	Euribor+0,55%
Foreign currency denominated borrowings (Other)	-	-	-	-	-	-
	156.839			169.512		
Leasing obligations	215	8,5% - 15,0%	-	270	8,5% - 15,0%	-
	464.707			470.736		
Long-term						
Borrowings						
Foreign currency denominated borrowings (USD)	767.735	-	Libor+0,55% - 3,55%	704.055	5,9% - 6,4%	Libor+0,55% - 3,55%
Foreign currency denominated borrowings (EURO)	51.966	-	Euribor+0,55% - 0,9%	38.382	-	Euribor+0,55%
Foreign currency denominated borrowings (Other)	-	-	-	-	-	-
	819.701			742.437		
Leasing obligations	169	8,5% - 15,0%	-	325	8,5% - 15,0%	-
	819.870			742.762		
	1.284.577			1.213.498		

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 6. BORROWINGS (continued)

Repayments of long-term borrowings are scheduled as follows (excluding finance lease obligation):

	March 31, 2007	December 31, 2006
2008	**204.783**	211.840
2009	**521.275**	530.597
2010	**93.643**	-
2011 and thereafter	**-**	-
	819.701	742.437

NOTE 7. TRADE RECEIVABLES AND PAYABLES

SHORT-TERM TRADE RECEIVABLES

	March 31, 2007	December 31, 2006
Trade receivables	**380.121**	359.455
Notes and cheques receivables	**19.412**	13.929
Deposits and guarantees given	**121**	112
Provision for doubtful accounts (-)	**(24.548)**	(23.817)
	375.106	349.679

SHORT-TERM TRADE PAYABLES

	March 31, 2007	December 31, 2006
Trade payables, net	**153.662**	134.605
Deposits and guarantees received	**188**	193
	153.850	134.798

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS

Lessee - Finance Lease

Properties leased by the Group include buildings, machinery and equipment, motor vehicles and furniture and fixtures. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Lease terms generally range from 3 to 25 years with options to renew at varying terms.

As of March 31, 2007 and December 31, 2006, lease obligations are as follows:

	March 31, 2007	December 31, 2006
Short-term lease obligations	**215**	270
Long-term lease obligations	**169**	325
	384	595

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 8. LEASE RECEIVABLES AND OBLIGATIONS (continued)

Lessee - Operating Lease

The brewery of Efes Moscow is situated on a site leased from the Moscow City Government under a 49-year lease contract. The lease rights, as well as PP&E, are mortgaged for the full carrying amounts to secure obligations of Efes Moscow under the loan agreements with the EBRD.

The Group has operational lease agreements with its related party Çelik Motor Ticaret A.Ş. for vehicles.

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS

a) Balances with Related Parties

i) Bank and Available-For-Sale Securities Balances With Related Parties

	March 31, 2007	December 31, 2006
Alternatifbank (2) (5)	**103.483**	81.697
Alternatif Yatırım A.Ş. (5)	**4.052**	2.963
	107.535	84.660

ii) Due from Related Parties

	March 31, 2007	December 31, 2006
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**236**	274
Mutena Maltery (2)	**125**	206
Turkmenistan CC (3)	**120**	122
Anadolu Vakfı	**-**	375
Other	**111**	63
	592	1.040
Receivables from personnel	**2.822**	1.148
	3.414	2.188

iii) Due to Related Parties

	March 31, 2007	December 31, 2006
Mutena Maltery (2)	**5.977**	6.082
AEH (1) (4)	**3.476**	4.611
Oyex Handels GmbH (5)	**3.655**	2.164
Anadolu Vakfı	**2.022**	2.037
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**1.814**	1.946
Other	**1.151**	1.631
	18.095	18.471
Payables to personnel	**11.058**	9.558
	29.153	28.029

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

b) Transactions with Related Parties

i) Purchases of Goods and Other Charges

	March 31, 2007	March 31, 2006
Efes Pilsen Spor Kulübü	**10.200**	10.500
Mutena Maltery (2)	**2.309**	1.266
Anadolu Vakfı	**2.250**	2.000
AEH (1) (4)	**2.025**	2.048
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**2.025**	1.768
Oyex Handels GmbH (5)	**1.664**	1.734
AEH Münih (5)	**1.640**	1.029
Çelik Motor Ticaret A.Ş. (5)	**688**	380
Efes Turizm İşletmeleri A.Ş. (5)	**593**	160
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (1)	**210**	167
Other	**215**	10
	23.819	21.062

ii) Financial Income / (Expense), Net

	March 31, 2007	March 31, 2006
Alternatifbank (2) (5)	**3.407**	2.153
AEH (1) (4)	**-**	8
	3.407	2.161

iii) Other Income / (Expense), Net

	March 31, 2007	March 31, 2006
Anadolu Bilişim Hizmetleri A.Ş. (2) (5)	**49**	45
Anadolu Restaurant İşl. Ltd. Şti. (5)	**-**	125
Alternatifbank (2) (5)	**19**	16
Other	**24**	27
	92	213

(1) Related party of Yazıcılar Holding A.Ş., a shareholder
(2) Available for sale investment of the Group
(3) A related party of CCI
(4) The shareholder of the Group
(5) Related party of AEH, a shareholder

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 10. OTHER RECEIVABLES AND PAYABLES

a) Other Current Receivables

	March 31, 2007	December 31, 2006
Value Added Tax (VAT) deductible and VAT to be transferred	**64.827**	59.555
Advances given to suppliers	**20.261**	16.636
Other	**7.195**	6.215
	92.283	82.406

b) Other Non-Current Receivables

	March 31, 2007	December 31, 2006
Deferred VAT and other taxes	**9.651**	5.757
Other	**990**	1.101
	10.641	6.858

c) Other Current Liabilities

	March 31, 2007	December 31, 2006
Taxes other than on income	**159.548**	138.550
Liability for put option (Note 31)	**176.059**	34.018
Deposits and guarantees taken	**25.583**	19.591
Expense accruals	**21.794**	14.183
Payable for acquired shares (Note 32)	-	40.641
Liability for call option (Note 31)	-	6.469
Other	**7.622**	5.897
	390.606	259.349

NOTE 11. BIOLOGICAL ASSETS

None (December 31, 2006 – None).

NOTE 12. INVENTORY

	March 31, 2007	December 31, 2006
Finished and trade goods	**59.505**	54.929
Work-in-process	**40.640**	36.653
Raw materials	**98.953**	86.381
Advertising, promotion and packaging materials	**45.705**	39.707
Supplies	**36.758**	35.321
Bottles and cases	**47.033**	44.011
Goods in transit	**21.311**	17.685
Other	**8.901**	7.697
Reserve for obsolescence (-)	**(18.620)**	(17.887)
	340.186	304.497

NOTE 13. RECEIVABLES AND DEFERRED INCOME FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2006 – None).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 14. DEFERRED TAX ASSETS AND LIABILITIES

	Assets		Liabilities		Net	
	March 31, 2007	December 31, 2006	**March 31, 2007**	December 31 2006	**March 31, 2007**	December 31 2006
PP&E and intangible assets	-	-	**(51.577)**	(52.854)	**(51.577)**	(52.854)
Inventory	-	-	**(755)**	(2.456)	**(755)**	(2.456)
Loss carry forward	**16.970**	16.868	-	-	**16.970**	16.868
Employee termination and other benefits	**6.545**	6.212	-	-	**6.545**	6.212
Unused investment incentives	**3.604**	4.863	-	-	**3.604**	4.863
Other	**11.994**	8.534	-	-	**11.994**	8.534
	39.113	36.477	**(52.332)**	(55.310)	**(13.219)**	(18.833)

The movement of net deferred tax liability is as follows:

Net deferred tax liability as of December 31, 2006 (-)	(18.833)
Charged to consolidated interim income statement	5.803
Recognized in equity	(90)
Currency translation differences	(99)
Net deferred tax liability as of March 31, 2007 (-)	**(13.219)**

NOTE 15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other Current Assets

	March 31, 2007	December 31, 2006
Prepaid expenses	**25.305**	22.963
Prepaid taxes	**11.572**	13.589
	36.877	36.552

b) Other Non-Current Assets

	March 31, 2007	December 31, 2006
Prepaid expenses	**10.983**	11.122
Prepayments for finance lease	-	250
	10.983	11.372

c) Other Non-Current Liabilities

	March 31, 2007	December 31, 2006
Liability for put option (*)	-	145.294
Deposits and guarantees taken	**77.636**	77.523
Deferred VAT and other taxes	**8.481**	5.051
Other	**1.181**	1.106
	87.298	228.974

(*) Since the liability for put option is a current liability as of March 31, 2007, it has been presented in "other current liabilities".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 16. INVESTMENTS

	March 31, 2007	December 31, 2006
Investments in associates	**1.043**	1.274
Available for sale securities	**5.886**	5.919
	6.929	7.193

a) Investments in Associates

Entity	Principle Activity	Country	Ownership Interest (%) March 31, 2007	Ownership Interest (%) December 31, 2006	Carrying value March 31, 2007	Carrying value December 31, 2006
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	**16,71%**	16,71%	**1.043**	1.274

As of March 31, 2007, the Group's share in Turkmenistan CC's total assets, total liabilities and sales are amounting to YTL 8.005 (December 31, 2006 – YTL 8.618), YTL 4.831 (December 31, 2006 – YTL 4.785) and YTL 657 (March 31, 2006 – YTL 463), respectively.

b) Available for Sale Securities

	Ownership Interest (%)		March 31, 2007	December 31, 2006
ZAO Mutena Maltery (Mutena Maltery)	**16,66%**	16,66%	**5.010**	5.043
Other			**876**	876
			5.886	5.919

Available for sale securities carried at cost, since these investments do not have a quoted market price in an active market and its fair value cannot be reliably measured by alternative valuation methods.

NOTE 17. POSITIVE / NEGATIVE GOODWILL

The movement of the positive goodwill during the year is as follows:

Net carrying amount as of December 31, 2006	900.767
Currency translation differences	(4.430)
Net carrying amount as of March 31, 2007	**896.337**

As of March 31, 2007 and December 31, 2006, business and geographical segment distributions of positive goodwill are presented below:

March 31, 2007	Beer	Soft Drink	Group
Domestic	50.099	235.602	285.701
Foreign	591.548	19.088	610.636
Group	**641.647**	**254.690**	**896.337**

December 31, 2006	Beer	Soft Drink	Group
Domestic	50.099	235.602	285.701
Foreign	595.625	19.441	615.066
Group	645.724	255.043	900.767

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 18. INVESTMENT PROPERTY

None (December 31, 2006 – None).

NOTE 19. PROPERTY, PLANT AND EQUIPMENT

For the three-month period ended March 31, 2007, the movement of property, plant and equipment is as follows:

Cost	December 31, 2006	Additions	Disposals	Currency translation differences	Transfers	March 31, 2007
Land and land improvements	88.569	38	-	(207)	2.980	91.380
Buildings	671.077	170	(21)	(3.045)	3.152	671.333
Machinery and equipment	1.793.762	2.101	(12.154)	(6.068)	18.764	1.796.405
Vehicles	67.688	1.252	(1.679)	(463)	1.439	68.237
Furniture and fixtures	578.667	17.143	(3.817)	(873)	1.510	592.630
Leasehold improvements	2.849	-	-	(10)	-	2.839
Construction in progress	70.040	56.109	-	(348)	(27.128)	98.673
Advances given	20.689	11.720	-	(38)	(717)	31.654
	3.293.341	**88.533**	**(17.671)**	**(11.052)**	**-**	**3.353.151**

Accumulated depreciation (-)	December 31, 2006	Additions	Disposals	Currency translation differences	Impairment	March 31, 2007
Land and land improvements	23.693	484	-	(26)	-	24.151
Buildings	205.882	4.414	(5)	(781)	-	209.510
Machinery and equipment	1.077.670	27.087	(8.551)	(2.369)	-	1.093.837
Vehicles	38.472	1.328	(1.048)	(254)	-	38.498
Furniture and fixtures	411.263	15.442	(3.404)	(770)	-	422.531
Leasehold improvements	1.575	92	-	(4)	-	1.663
	1.758.555	**48.847**	**(13.008)**	**(4.204)**	**-**	**1.790.190**
Net book value	**1.534.786**					**1.562.961**

- Related with CCİ, its' subsidiaries and joint ventures;

  As of March 31, 2007, certain items of property, plant and equipment with a total net book value of YTL 1.709 were pledged as security (December 31, 2006 – YTL 1.740).

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 20. INTANGIBLE ASSETS

For the three-month period ended March 31, 2007, the movement of intangible assets is as follows:

Cost	December 31, 2006	Additions	Disposals	Currency translation differences	March 31, 2007
Bottling and distribution agreements	129.146	-	-	(2.344)	126.802
Brands	126.047	-	-	(764)	125.283
Rights	13.579	17	-	(15)	13.581
Other	14.106	709	(66)	(55)	14.694
	282.878	**726**	**(66)**	**(3.178)**	**280.360**

Accumulated amortization (-)	December 31, 2006	Additions	Disposals	Currency translation differences	March 31, 2007
Bottling and distribution agreements	-	-	-	-	-
Brands	-	-	-	-	-
Rights	6.188	335	-	-	6.523
Other	7.795	246	(66)	18	7.993
	13.983	**581**	**(66)**	**18**	**14.516**
Net book value	**268.895**				**265.844**

NOTE 21. ADVANCES RECEIVED

	March 31, 2007	December 31, 2006
Advances received	**2.361**	1.428

NOTE 22. PENSION PLANS

None (December 31, 2006 – None).

NOTE 23. PROVISIONS

a) Short-term Provisions

	March 31, 2007	December 31, 2006
Provision for corporate tax	**13.042**	8.743
Other	**5.145**	1.988
	18.187	10.731

b) Long-term Provisions

	March 31, 2007	December 31, 2006
Provision for retirement pay liability	**21.564**	20.385
Provision for vacation pay liability	**11.379**	9.784
Long-term incentive plans liability	**1.429**	1.311
	34.372	31.480

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 23. PROVISIONS (continued)

Provision for Retirement Pay Liability

In accordance with existing social legislation, the Group's companies incorporated in Turkey are required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay (limited to a maximum of YTL 1,9607 and YTL 1,8574 at March 31, 2007 and December 31, 2006 respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. In the consolidated financial statements as of March 31, 2007 and December 31, 2006, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows:

	March 31, 2007	December 31, 2006
Discount rate	**11,0%**	11,0%
Expected salary / limit increase rate	**5,0%**	5,0%

The movements of retirement pay liability represented in the consolidated interim financial statements are as follows:

Retirement pay liability as of December 31, 2006	20.385
Payments	(1.390)
Interest cost	560
Net provision for the year	2.009
Retirement pay liability as of March 31, 2007	**21.564**

NOTE 24. MINORITY INTEREST

As of March 31, 2007, the movement of minority interest is presented below:

Minority interest as of December 31, 2006	341.128
Minority interest	(1.800)
Currency translation differences	(940)
Minority interest as of March 31, 2007	**338.388**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 25. ISSUED CAPITAL

	March 31, 2007	December 31, 2006
Common share 0,001 full YTL nominal value (Historical)		
Authorized capital ceiling	**200.000**	200.000
Issued capital	**112.877**	112.877

As of March 31, 2007 and December 31, 2006, the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2007		December 31, 2006	
	Amount	**%**	Amount	%
Yazıcılar Holding A.Ş.	**34.887**	**30,91**	34.887	30,91
Özilhan Sınai Yatırım A.Ş.	**19.720**	**17,47**	19.720	17,47
Anadolu Endüstri Holding A.Ş.	**8.853**	**7,84**	8.853	7,84
Publicly traded and other	**49.417**	**43,78**	49.417	43,78
Issued capital on historical basis	**112.877**	**100,00**	112.877	100,00
Restatement effect	**277.158**		277.158	
	390.035		390.035	

As of March 31, 2007 and December 31, 2006, there is not a privileged share representing the capital. According to the articles of association, foundation shares that do not represent the share capital receives 2% of the profit that remains after 10% of the paid in capital is deducted from the distributable profit.

NOTE 26 - 27 - 28. CAPITAL RESERVES, PROFIT RESERVES AND ACCUMULATED PROFITS

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code. The first legal reserve is appropriated out of the statutory net income (inflation-restated income in accordance with CMB) at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's issued capital (inflation-restated issued capital in accordance with the communiqués and announcements of CMB). The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's issued capital (inflation-restated capital in accordance with CMB). The legal reserves are not available for distribution unless they exceed 50% of the issued capital, other than that legal reserves can not be used.

Quoted companies are subject to dividend requirements regulated by the CMB as follows:

In accordance with the Communiqué No. XI-25 Section 15 paragraph 399, "accumulated deficit" amounts arising from the first application of inflation adjustment, in line with the CMB's profit distribution regulations, are considered to be deductive when computing the distributable profit. The amounts presented as "accumulated deficit" shall be netted off first from net income and retained earnings, if possible and then the remaining amount of deficit shall be netted off from extraordinary reserves, legal reserves and inflation adjustment to shareholders' equity.

In accordance with the Communiqué No. XI-25, items of statutory shareholders' equity such as "share capital, share premium, legal reserves, statutory reserves and extraordinary reserves", are presented at their historical amounts. The difference between the inflated and historical amounts of these items is presented in shareholders' equity as "adjustment to equity".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 26 - 27 - 28. CAPITAL RESERVES, PROFIT RESERVES AND ACCUMULATED PROFITS (continued)

The net income, computed in accordance with Communiqué No. XI-25 must be distributed in the ratio of a minimum of 20% (December 31, 2006 - 20%) of total distributable profit. This distribution may be made either as cash or as pro-rata shares as long as it is not less than 20% (December 31, 2006 - 20%) of distributable profit or as a combination of both in accordance with the decisions taken in the general assemblies.

The profits of subsidiaries, joint ventures and associates, that are included in the consolidated financial statements of the parent, are not considered in the calculation of the distributable profits, if the decision on profit distribution has not been taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In accordance with Communiqués No. XI-21 and No. XI-25, if a profit distribution decision is taken in the general assemblies of the related subsidiaries, joint ventures and associates, which are consolidated under parent financials, the parent can distribute its share of the profits in these companies up to the profit level included in the consolidated financial statements with reference to the profit distribution decision taken in the general assemblies of the related subsidiaries, joint ventures and associates.

In addition, based on the CMB Decree 7/242, dated February 25, 2005, if the amount of the profit distribution calculated in accordance with the net distributable profit requirements of the CMB does not exceed the statutory net distributable profit, the entire amount of the net distributable profit should be distributed. It is stated that dividend distributions should not be made if there is a loss in either the financial statements prepared in accordance with CMB regulations or in the statutory financial statements.

As of March 31, 2007, historical amounts, equity restatement differences and restated values of equity are as follows:

	Historical Amount	Equity Restatement Differences	Restated Amount
Issued capital	112.877	277.158	390.035
Legal reserves	50.190	106.215	156.405
Extraordinary reserves	80.241	30.301	110.542
	243.308	**413.674**	**656.982**
Special reserves			28.119
Currency translation differences			(42.068)
Accumulated profits			1.067.022
Total equity			**1.710.055**

The details of special reserves as of March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007	December 31, 2006
Securities value increase fund	**28.119**	26.404
	28.119	26.404

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 29. FOREIGN CURRENCY POSITION

Net foreign currency exposure for the consolidated group companies operating in Turkey and using YTL as functional currency as of March 31, 2007 and December 31, 2006 are presented below:

	March 31, 2007	December 31, 2006
Cash and cash equivalents	**86.032**	55.699
Trade receivables	**9.043**	5.960
Due from related parties	**1.402**	2.314
Other receivables	**11.425**	6.262
Foreign currency assets	**107.902**	70.235
Short-term borrowings	**(29.004)**	(27.444)
Current portion of long-term borrowings	**(136.004)**	(139.049)
Trade payables	**(4.061)**	(3.399)
Due to related parties	**(5.322)**	(17.857)
Other liabilities	**(1.142)**	(132)
Long-term borrowings	**(381.806)**	(299.459)
Foreign currency liabilities	**(557.339)**	(487.340)
Net foreign currency liability	**(449.437)**	(417.105)

NOTE 30. GOVERMENT INCENTIVES AND GRANTS

The Group has investment incentives related to its capital expenditures. Per the transition provisions of repealed investment allowance, 40% of capital expenditures can be used as an allowance in the determination of the tax base.

As of March 31, 2007, Group companies, which preferred to make use of investment allowance, have utilized this investment incentive per the transition provisions of investment allowance. As of March 31, 2007, the accumulated investment incentive to be utilized is YTL 12.013 (December 31, 2006 – YTL 16.209). A deferred tax asset due to the investment incentive for the following periods, amounting to YTL 3.604 (December 31, 2006 – YTL 4.863) has been reflected to the consolidated interim financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES

Anadolu Efes, Ef-Pa and Tarbes

As of March 31, 2007 and December 31, 2006, the commitments that are not included in the liabilities, consist of letter of guarantees given to banks, suppliers and customs offices are YTL 7.455 and YTL 6.620, respectively.

EBI and Its' Subsidiaries

a) Put Options

A put option has been granted to the EBRD by EBI that may be exercisable between the 7th and the 10th anniversary (2008 and 2011) of the date of the EBRD's first subscription in the share capital of Efes Moscow. By such put option, the EBRD will be entitled to sell its Efes Moscow shares to EBI at an option price determined by an independent valuation.

Following revised IAS 32 "Financial Instruments", participation interests related with above mentioned put option has been regarded as liability in the consolidated financial statements, to be stated at fair value. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 142.658 was presented in "other current liabilities" as 'liability for put option" in the consolidated interim balance sheet.

A put option has been granted to the OAO Krasny Vostok Agro by EBI that may be exercisable between 2007 and 2009. By such option, OAO Krasny Vostok Agro will have right to sell its 6,7% of KV Group shares to EBI at an option price either at in full USD 0,395 multiplied by number of shares plus interest accrued from the date of the option until the date of completion at a rate of LIBOR plus 4,9% or the earnings before interest, taxes, depreciation and amortization (EBITDA) of KV Group multiplied by a multiple of nine minus net indebtedness. The liability for the put option has been measured by applying a weighting of different valuation techniques based on best estimates currently available, and YTL 33.401 was presented in "other current liabilities" as "liability for put option" in the consolidated interim balance sheet.

b) Call Options

A call option has been granted to EBI by EL&EL Ltd. without a time limitation. By such option, EBI has the option to request EL&EL Ltd. to sell all or any part of its 0,39% of Efes Moscow shares to EBI. This call option liability has been paid for a cash consideration of YTL 6.461 in March 2007 and is terminated which was presented in "other current liabilities" as "liability for call option" in the consolidated financial statements.

c) Tax and Legal Matters

Legislation and regulations regarding taxation and foreign currency transactions in most of the territories in which the Group operates out of Turkey continue to evolve as the government manages the transformation from a command to a market-oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local, regional and national tax authorities, the Central Bank and Ministry of Finance. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose significant fines, penalties and interest charges. These facts create tax risks in the territories in which the Group operates substantially more so than typically found in countries with more developed tax systems.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 31. COMMITMENTS AND CONTINGENCIES (continued)

CCİ, Its' Subsidiaries and Joint Ventures

Letters of Guarantee

As of March 31, 2007, CCİ's letters of guarantee given to various enterprises are amounting to YTL 2.864 (December 31, 2006 – YTL 2.161).

NOTE 32. BUSINESS COMBINATIONS

Transactions Related with 2007

As of March 31, 2007, there is no business combinations.

Transactions Related with 2006

a) Acquisitions

In February 2006, EBI has acquired 92,34% shares of KV Group, which operates in Russia, for a cash consideration of YTL 480.822. The goodwill arising from this acquisition amounting to YTL 112.092 and the brands which have been accounted according to their fair values amounting to YTL 110.097, are recognized in the consolidated financial statements.

In addition to the KV Group purchase stated above, EBI has acquired an additional 0,51% portion in June 2006 with a purchase consideration of YTL 2.608 and the goodwill arising during the purchase amounting to YTL 15 is recognized in the consolidated financial statements.

A put option was granted to Amsterdam Brewery Investments B.V. by EBI that may be exercisable between the 2nd and the 4th anniversary (2005 and 2007) of the date of Efes Moscow's first subscription in the share capital of Amstar. By such option, Amsterdam Brewery Investments B.V. had right to sell its Efes Moscow shares to EBI at an option price to be determined by an independent valuation. Such put option was exercised by Amsterdam Brewery Investments B.V. in February 2006 to a cash consideration of YTL 142.811 and resulting goodwill is recognized in the consolidated financial statements amounting YTL 970.

In October 2006, EBI has acquired 7,50% shares of Efes Moscow from EL&EL Ltd., for a cash consideration of YTL 132.493. The goodwill arising from this acquisition amounting to YTL 101.897 is recognized in the consolidated financial statements.

In March 2006, CCİ has acquired 99,99% shares of Mahmudiye which operates in natural spring water business. The difference amounting to YTL 394 between the Group's share in acquisition cost and the net asset of Mahmudiye, which is calculated for by using the financial statements prepared in accordance with fair value accounting, recognized as negative goodwill in the consolidated income statement in "other income".

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

The fair value of net assets of the companies acquired during 2006 and the information related with the minority portions acquired are as follows:

	KV Group	Mahmudiye	KV Group minority shares	Efes Moscow minority share	Total
Cash and cash equivalents	65.739	-	-	-	65.739
Trade receivables	3.501	31	-	-	3.532
Due from related parties	1.696	-	-	-	1.696
Inventories	36.246	-	-	-	36.246
Other current assets	21.316	122	-	-	21.438
Property, plant and equipment	271.419	3.041	-	-	274.460
Intangible assets	110.097	5.118	-	-	115.215
Deferred tax assets	6.568	-	-	-	6.568
Other non-current assets	13	-	-	-	13
Financial liabilities	(81.666)	(302)	-	-	(81.968)
Trade payables	(6.181)	(51)	-	-	(6.232)
Due to related parties	(2.366)	-	-	-	(2.366)
Deferred tax liabilities	-	(1.333)	-	-	(1.333)
Other liabilities	(27.064)	(627)	-	-	(27.691)
Fair value of net assets acquired	**399.318**	**5.999**	-	-	**405.317**
Group's share	92,34%	99,99%	0,51%	19,87%	
Group's share in net assets	**368.730**	**5.997**	**2.593**	**172.437**	**549.757**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Group's share in net assets	**(368.730)**	**(5.997)**	**(2.593)**	**(172.437)**	**(549.757)**
Goodwill arising from acquisitions	**112.092**		**15**	**102.867**	**214.974**
Negative goodwill arising from acquisition		**(394)**			**(394)**
Goodwill arising from capital increase (i)					**2.505**
Goodwill arising from put-option (ii)					**4.982**
Goodwill arising from restatement of put-option (iii)					**37.624**
Goodwill arising from call-option (iv)					**5.298**
Total cash consideration	**480.822**	**5.603**	**2.608**	**275.304**	**764.337**
Net cash acquired with the subsidiary (-)	**(65.739)**	-	-	-	**(65.739)**
Payable for acquired shares (-) (Note 10)	-	-	-	**(40.641)**	**(40.641)**
Net cash outflow on acquisition	**415.083**	**5.603**	**2.608**	**234.663**	**657.957**

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 32. BUSINESS COMBINATIONS (continued)

a) Acquisitions (continued)

i) EBI has attended the capital increase in its subsidiary, Efes Weifert, where it recognized goodwill amounting to YTL 2.505 in the consolidated financial statements, due to the fact that some of the minority shareholders did not use their pre-emptive rights.

ii) As a result of the recognition of put option that has been granted to the OAO Krasny Vostok Agro that may be exercisable between 2007 and 2009 (Note 31) in the consolidated financial statements, a goodwill araised amounting to YTL 4.982.

iii) The goodwill arising from the reassessment of the put option that was granted to the EBRD by EBI that may be exercisable between 2008 and 2011 to sell its Efes Moscow shares to EBI (Note 31) amounting to YTL 37.624 is recognized in the consolidated financial statements.

iv) As a result of the recognition of call option that has been granted to EBI by EL&EL Ltd. without a time limitation (Note 31) in the consolidated financial statements, a goodwill has arised amounting to YTL 5.298.

b) Legal Mergers

At the Extraordinary General Assembly Meetings of CCİ and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCİ will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCİ and Efes Sınai as of June 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code article 451, Corporate Tax Law numbered 5520 article 17, 18, 19, 20 and the Communiqué of CMB related with "Principles of Business Combinations". The merger transaction is completed on December 25, 2006.

With in the framework of the merger of CCİ and Efes Sınai, the share capital of CCİ is increased by YTL 4.782 and all 478.101.200 unit Type 4 Group C shares of CCİ, with a nominal value of Ykr 1 each, that represent the increased issued capital, are distributed as free shares to the minority shareholders of Efes Sınai on December 27, 2006 at the merger date. As a result of the mentioned merger transaction, Efes Sınai no longer exists and effective from the beginning date of the share swap, its shares are not traded on ISE anymore.

As a result of the merger between CCİ and Efes Sınai, the minority interest amounting to YTL 40.949 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to special reserves under shareholders' equity.

After the related capital increase, effective control rate of the Group over CCİ decreased from 51,22% to 50,26%. After the legal merger of CCİ, joint venture, and Efes Sınai and the change in the effective control rate, the Group's gain from the effect of merger amounting to YTL 15.252 is netted off with the loss arising from the disposal of goodwill amounting to YTL 4.513 that was recognized in the prior periods related with the purchase of CCİ shares, and as a result YTL 10.739 is recognized as "other income" in the consolidated income statement.

c) Disposal of Joint Venture

The Group has sold its all shares representing 50% of Interbrew Efes, to its joint venturer, InBev S.A., in Interbrew Efes for a cash consideration of YTL 39.704 in August 2006 and recognized a gain amounting to YTL 2.671 which has been classified as "other income" in the consolidated income statement. Interbrew Efes contributed positively to the consolidated income statement as sales and net income amounting to YTL 19.953 and YTL 2.134, respectively, until the date of sale of shares.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 33. SEGMENT INFORMATION

a) Business Segment

Informations per business segments as of March 31, 2007 and 2006 are as follows:

	March 31, 2007			
	Beer	**Soft Drink**	**Unallocated**	**Group**
Revenues	372.141	160.200	-	532.341
Inter-segment revenues	(1.661)	(13)	-	(1.674)
Total sales (net)	**370.480**	**160.187**	**-**	**530.667**
Gross operating profit	**207.292**	**59.371**	**(34)**	**266.629**
Capital expenditures (Note 19, 20)	**55.887**	**33.372**	**-**	**89.259**
Non-cash expenses				
Depreciation and amortization (Note 19, 20)	38.682	10.746	-	49.428
Provision for retirement pay liability (Note 23)	2.249	320	-	2.569
Provision for vacation pay liability	1.477	445	-	1.922
Other	665	172	575	1.412
	43.073	**11.683**	**575**	**55.331**

	March 31, 2006			
	Beer	Soft Drink	Unallocated	Group
Revenues	285.502	140.572	-	426.074
Inter-segment revenues	(1.232)	(436)	-	(1.668)
Total sales (net)	284.270	140.136	-	424.406
Gross operating profit	156.921	39.745	90	196.756
Capital expenditures	71.652	15.434		87.086
Non-cash expenses				
Depreciation and amortization	29.432	10.366	-	39.798
Provision for retirement pay liability	1.094	367	-	1.461
Provision for vacation pay liability	827	372	-	1.199
Other	317	511	(78)	750
	31.670	11.616	(78)	43.208

b) Geographical Segment

Informations per geographical segments as of March 31, 2007 and 2006 are as follows:

	March 31, 2007			
	Domestic	**Foreign**	**Unallocated**	**Group**
Revenues	322.989	208.868	-	531.857
Inter-segment revenues	(1.190)	-	-	(1.190)
Total sales (net)	**321.799**	**208.868**	**-**	**530.667**

	March 31, 2006			
	Domestic	Foreign	Unallocated	Group
Revenues	290.615	135.204	-	425.819
Inter-segment revenues	(1.413)	-	-	(1.413)
Total sales (net)	289.202	135.204	-	424.406

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 34. SUBSEQUENT EVENTS

CMB has approved the increase of the authorized capital ceiling of Anadolu Efes from YTL 200.000 to YTL 900.000 on April 12, 2007 with the CMB's Board Decision no. 14/409.

According to board of directors meeting of CCİ held on March 12, 2007, it is approved to purchase 50% share in "Syrian Soft Drinks Sales and Distribution L.L.C." a company located in Syria and dealing with trade, export and import of soft drinks , through it's subsidiary Efes Holland from AEH for a cash consideration of YTL 411 and acquisition has been finalized on April 25, 2007.

In the ordinary general annual meeting of the Company held on May 14, 2007, it was decided to distribute gross amount of YTL 95.945 to shareholders, YTL 3.474 to the holders of founder shares and YTL 8.512 to the Board of Directors of the Company as dividend in cash. Remaining profit after legal reserves will be classified to extraordinary reserves and the dividend distribution will begin as of May 28, 2007.

NOTE 35. DISCONTINUED OPERATIONS

None (December 31, 2006 - None).

NOTE 36. OPERATING INCOME

Revenues	March 31, 2007	March 31, 2006
Domestic revenues	**321.799**	289.202
Foreign revenues	**208.868**	135.204
Total sales (net)	**530.667**	424.406
Cost of sales (-)	**(264.038)**	(227.650)
Gross operating profit	**266.629**	196.756

As of March 31, 2007 and 2006, the amount of excise tax accrued over beer sales by the Group in Turkey are YTL 171.523 and YTL 163.873, respectively.

NOTE 37. OPERATING EXPENSES

	March 31, 2007	March 31, 2006
Marketing, selling and distribution expenses	**(151.756)**	(111.425)
General and administration expenses	**(61.620)**	(45.190)
	(213.376)	(156.615)

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 38. OTHER INCOME / EXPENSE

a) Other Income

	March 31, 2007	March 31, 2006
Interest income	**8.403**	5.564
Foreign exchange gain	**6.103**	5.348
Soft-drink trademarks sales gain	**5.211**	-
Scrapped and other goods sales income	**1.313**	1.895
Sales income of PP&E	**1.019**	1.276
Other income	**994**	1.001
	23.043	15.084

b) Other Expense

	March 31, 2007	March 31, 2006
Foreign exchange loss	**(8.859)**	(3.994)
Donations	**(2.250)**	(2.000)
Sales loss of PP&E	**(1.059)**	(569)
Loss from associates	**(212)**	(60)
Other expenses	**(976)**	(1.189)
	(13.356)	(7.812)

NOTE 39. FINANCIAL EXPENSES

	March 31, 2007	March 31, 2006
Interest expenses	**(22.292)**	(11.026)
Foreign exchange gain / (loss), net	**11.410**	949
Loss from derivative financial instruments	**(1.320)**	-
Other expenses	**(1.426)**	(518)
	(13.628)	(10.595)

NOTE 40. MONETARY GAIN / LOSS

According to the CMB announcement, the application of inflation accounting was ceased starting from January 1, 2005 in Turkey. Therefore there is no monetary gain or loss recognized in the consolidated interim income statement for the three-month period ended March 31, 2007 and 2006.

NOTE 41. INCOME TAXES

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in the countries in which the Group companies operate.

The corporation tax rate for the fiscal year is 20% in Turkey (2006 - 20%). Corporate tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the related month. The tax legislation provides for a provisional tax of 20% (2006 – 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the fiscal year.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 41. INCOME TAXES (continued)

In 2003 and prior years, corporation tax is computed on the statutory income tax base determined in accordance with the Tax Procedure Law without any adjustment for inflation accounting. For the year 2004, taxable income is derived from the financial statements which are adjusted for inflation accounting. Prior period earnings arose from the first application of inflation accounting on December 31, 2003 balance sheet had not been subject to corporation tax, and similarly, accumulated deficits arose from such application had not been deductible for tax purposes. On the other hand, accumulated tax loss carry-forwards related with 2003 and prior periods is being utilized at their historical (nominal) values in 2004 and thereafter.

According to the Turkish Tax Law Communiqué No:18 and 21, the possible conditions prescribed in the Tax Procedure Law, Article no: 298-recurrent are not constituted for the year ended as of March 31, 2007, therefore inflation accounting principles are not considered in tax calculation for the Group companies operating in Turkey.

According to the Turkish Tax Law, corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer "Investment Incentives" for capital investments. Investment allowances provided a deduction from the corporate tax base of 40% of the purchase price of purchases of the brand-new fixed assets having economic useful life and exceeding YTL 10 and directly related with the production of goods and services. According to the transitional provisions on the protection of acquired rights, expenditures on incomplete investments after December 31, 2005 and investment allowances which have been qualified in prior years but not used because of loss can be used as investment allowance until December 31, 2008. Unused investment allowances when vested between these years, can not be used once again. However, corporate tax rate will be 30% instead of 20% in the years in which investment allowance can be exercised. CCİ, the Group's company operating in Turkey, plans to utilize its unused investment incentive in the following periods.

In Turkey, the tax legislation does not permit to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

The main components of tax expenses as of March 31, 2007 and 2006 are as follows:

	March 31, 2007	March 31, 2006
Current tax expense	**(17.398)**	(21.608)
Deferred tax income / (expense), net	**5.803**	5.774
	(11.595)	(15.834)

NOTE 42. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit / (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Following table illustrates the net profit and share figures used in earnings per share calculation:

	March 31, 2007	March 31, 2006
Net income	**39.517**	24.411
Weighted average number of shares	**112.876.818.269**	112.876.818.269
Net profit per share (full YTL)	**0,00035**	0,00022

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these financial statements.

(Currency– Unless otherwise indicated thousands of New Turkish Lira (YTL))

NOTE 43. CASH FLOW STATEMENT

Cash flow statement is separately represented in the complete set of consolidated interim financial statements.

NOTE 44. OTHER ISSUES

a) Joint Ventures

Summarized financial information about proportionally consolidated amounts included in the consolidated interim financial statements before consolidation adjustments and reclassifications are as follows:

	March 31, 2007	December 31, 2006
Current assets	**279.083**	203.780
Non-current assets	**546.836**	529.051
Total assets	**825.919**	732.831
Short-term liabilities	**197.758**	195.040
Long-term liabilities	**194.462**	102.534
Minority interest	**8.654**	8.720
Equity	**425.045**	426.537
Total liabilities and equity	**825.919**	732.831

	March 31, 2007	March 31, 2006
Net income	**2.163**	2.426

b) Depreciation and Amortization

	March 31, 2007	March 31, 2006
Cost of sales	**(28.153)**	(20.618)
Marketing, selling and distribution expenses	**(18.040)**	(16.269)
General and administrative expenses	**(3.235)**	(2.911)
	(49.428)	(39.798)

c) Net Interest Income / (Expense)

	March 31, 2007	March 31, 2006
Interest income (Note 38)	**8.403**	5.564
Interest expense (Note 39)	**(22.292)**	(11.026)
Other expenses related to borrowings	**(574)**	(692)
	(14.463)	(6.154)

d) Personnel Expenses

	March 31, 2007	March 31, 2006
Cost of sales	**(19.233)**	(16.091)
Marketing, selling and distribution expenses	**(29.860)**	(23.483)
General and administrative expenses	**(28.922)**	(20.393)
	(78.015)	(59.967)

....

END